Exhibit 12(a)

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2010	2009	2008
EARNINGS:
Net loss before income taxes and equity in earnings of unconsolidated subsidiary	$(106)	$(275)	$(260)
Add: Distributed income of equity investees	169	216	330
Fixed charges (see detail below)	315	279	262

Total earnings	$378	$220	$332

FIXED CHARGES:
Interest expense	$315	$279	$262
Rentals representative of the interest factor	—	—	—

Total fixed charges	$315	$279	$262

RATIO OF EARNINGS TO FIXED CHARGES (a)	1.20	0.79	1.27

(a)	Fixed charges exceeded earnings by $59 million for the year ended December 31, 2009.